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2005 OCT 24 P 1:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.

Unsere Zeichen / Datum / Our Ref. / Date: CGN IR, nr
14 October 2005

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Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

i.A. Margot Ensinger
Margot Ensinger

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OCT 25 2005
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Monthly Report 09/2005

► Investor Info

► Traffic Figures

Investor Info

Change in capacity utilisation in September 2005 compared with previous year


80
75
70
%
65
60
55
2005
2004
PassengerLF
CargoLF
GroupLF

Passenger load factors still on the rise

The Lufthansa Group airlines carried almost 4.9 million passengers in September - 0.8 per cent more than in the same period last year. Sales rose by 3.9 per cent, outpacing the moderate 2.5 per cent increase in capacity. As a result, the passenger load factor climbed to 79.0 per cent, representing a year-on-year increase of 1.1 percentage points. This gratifying development was evident in all traffic areas. The highest load factor - 84.5 per cent - was achieved in the Americas (+ 2.1 pp), followed by Asia/Pacific with 82.4 per cent. In Europe, capacity utilisation remained just short of the 70 per cent mark (69.8 per cent). The highest growth was recorded in the Middle East/Africa region, where passenger numbers rose by 4.3 per cent and sales by 7.9 per cent. At 76.1 per cent, capacity utilisation was 2.5 percentage points higher than a year earlier.
Lufthansa Cargo transported 147,000 tonnes of freight and mail in September, 2.6 per cent less than in the same period last year. The 1.3 per cent reduction in capacity was accompanied by a 4.7 per cent fall in sales. As a result, the cargo load factor dropped by 2.2 percentage points to 63.9 per cent. Due to the marketing of USAir's belly capacities, capacity in the Americas traffic region rose significantly.
The overall load factor for the Group (passengers and cargo) slipped by 0.9 percentage points to 71.9 per cent.

New remuneration systems for Lufthansa and LSG

Lufthansa and the ver.di public service workers union have agreed a new competitive remuneration system for 12,000 ground staff in line with the accord reached in December 2004 to negotiate segment-specific pay structures for the Group. The new structure, effective 1 December, will cut staffing costs significantly in the long term. In future, there will only be ten pay groups instead of the former 17. The final salary in each group will be lowered, and salary progression will be geared more to the qualifications and performance of the individual employee.
The new pay structure for the 7,000 Germany-based employees of Lufthansa's LSG catering arm went into effect on 1 October. Salaries have been adjusted to conditions in the catering branch, thereby substantially reducing labour costs.

Fraport and Lufthansa sign new service agreement

On 27 September the two companies signed a five-year service agreement. Price

Up to date
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concessions, jointly developed process improvements and modified service packages will lead to annual savings at Lufthansa in the double-digit millions.

Lufthansa and Lufthansa Cargo raise fuel surcharges
Spiralling oil prices have forced LH and Lufthansa Cargo to raise their fuel surcharges. On 26 September the surcharge for long-haul flights was raised to 52 euros, and for all other flights to 12 euros per leg. Cargo is raising its fuel surcharge, effective 17 October, to 55 euro cents per kilo of actual freight weight.

Stake in Loyalty Partner sold
Lufthansa Commercial Holding GmbH sold its 52.6 per cent stake in Loyalty Partner GmbH to the British private equity company Palamon Capital Partners on 30 September. Lufthansa realised a book profit of about 100 million euros from the sale.

Thomas Cook sells stake in Aldiana
Thomas Cook AG sold its 71.5 per cent share in its holiday resort operator Aldiana to the Spanish construction and real estate group Santana Cazorla on 29 September.

Please note:
The 3rd Interim Report with the result for the period January-September 2005 will be published on 10 November. From 10 am on that day it will also be available on the Internet.

The next Investor Info with the traffic figures for October 2005 will be published on 08 November 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

12 October 2005

Traffic Figures

Lufthansa Passenger Business Group*	**September**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1.000	4,861	+ 0.8	38,820	+ 0.5
Available seat-kilometres (mio)	12,731	+ 2.5	109,152	+ 2.6
Revenue pax-kilometres (mio)	10,056	+ 3.9	82,756	+ 4.7
Passenger load factor (per cent)	79.0	+ 1.1P.	75.8	+ 1.5P.
Number of Flights	55,006	+ 0.1	468,467	+ 0.2

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**September**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Cargo/mail in 1.000 tonnes	147	- 2.6	1,278	- 0.1
Available Cargo tonne-km (mio)	1,032	- 1.3	9,024	+ 2.7
Revenue Cargo tonne-km (mio)	659	- 4.7	5,772	- 0.7
Cargo load-factor (%)	63.9	- 2.2P.	64.0	- 2.2P.
Number of Flights	2,541	+ 7.3	22,340	+ 22.1

Lufthansa Group	**September**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Available tonne-kilometres (mio)	2,324	+ 1.5	19,975	+ 2.9
Revenue tonne-kilometres (mio)	1,672	+ 0.4	14,110	+ 2.4

Overall load factor (per cent)	71.9	- 0.9P.	70.6	- 0.4P.
Number of Flights	57,547	+ 0.4	490,807	+ 1.0

Europe (incl. Germany)	**September**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	3,793	+ 0.6	29,836	- 0.4
Available seat-kilometers (mio)	3,805	+ 2.5	31,864	+ 0.8
Revenue pax-kilometers (mio)	2,656	+ 2.8	20,799	+ 2.0
Passenger load-factor (%)	69.8	+ 0.2P.	65.3	+ 0.8P.
Cargo/mail in 1,000 tonnes	62	- 2.3	539	- 2.5
Available Cargo tonne-km (mio)	113	- 7.8	933	- 7.5
Revenue Cargo tonne-km (mio)	46	+ 1.1	389	- 0.4
Cargo load-factor (%)	40.6	+ 3.6P.	41.7	+ 3.0P.

America (North & South)	**September**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	578	+ 1.0	4,671	+ 1.4
Available seat-kilometers (mio)	4,918	+ 1.5	41,078	+ 0.9
Revenue pax-kilometers (mio)	4,154	+ 4.1	33,546	+ 3.5
Passenger load-factor (%)	84.5	+ 2.1P.	81.7	+ 2.1P.
Cargo/mail in 1,000 tonnes	41	+ 1.1	351	+ 7.2
Available Cargo tonne-km (mio)	408	+ 10.6	3,498	+ 9.9
Revenue Cargo tonne-km (mio)	261	+ 0.0	2,274	+ 4.8
Cargo load-factor (%)	64.1	- 6.8P.	65.0	- 3.2P.

Asia/Pacific	**September**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	321	+ 0.9	2,847	+ 6.9
Available seat-kilometers (mio)	3,105	+ 3.6	27,762	+ 6.4
Revenue pax-kilometers (mio)	2,558	+ 3.8	22,176	+ 8.2
Passenger load-factor (%)	82.4	+ 0.2P.	79.9	+ 1.4P.
Cargo/mail in 1,000 tonnes	35	- 6.4	310	- 4.0
Available Cargo tonne-km (mio)	431	- 11.0	3,868	- 2.0
Revenue Cargo tonne-km (mio)	308	- 9.4	2,694	- 5.6
Cargo load-factor (%)	71.4	+ 1.3P.	69.6	- 2.7P.

Middle East & Africa	**September**		**cumulative**	
	2005	**yoy %**	**2005**	**yoy %**
Passengers in 1,000	165	+ 4.3	1,442	+ 4.7
Available seat-kilometers (mio)	899	+ 4.3	8,388	+ 6.1
Revenue pax-kilometers (mio)	685	+ 7.9	6,195	+ 7.8
Passenger load-factor (%)	76.1	+ 2.5P.	73.8	+ 1.1P.
Cargo/mail in 1,000 tonnes	8	- 4.9	79	+ 1.1
Available Cargo tonne-km (mio)	79	+ 14.7	725	+ 11.9
Revenue Cargo tonne-km (mio)	44	- 2.1	416	+ 4.4
Cargo load-factor (%)	55.1	- 9.4P.	57.4	- 4.1P.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

12 October 2005

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Interview with Lufthansa CFO Karl-Ludwig Kley, published in *Börsen-Zeitung*, 5.10.2005 – translation of the German original

Lufthansa is well poised for future growth

Lufthansa CFO Kley: Investors will reward Lufthansa for realigning – More opportunities than risks in the volatile environment

By Peter Olsen
Börsen-Zeitung, 5.10.2005

Lufthansa is one of the few international airlines to operate really successfully in economic terms. Yet at the moment, the German flag carrier gets little credit for that on the capital markets, as evidenced by the poor performance of the Lufthansa share. However in an interview with the *Borsen-Zeitung,* Karl-Ludwig Kley, Lufthansa's Chief Financial Officer says he is confident that this will soon change.

Kley resents the rather pessimistic tone that tends to prevail in analyses of the success or lack of success of German companies, particularly when they refer to Lufthansa. "Of course we face risks, but we face just as many opportunities." As Chief Financial Officer, he naturally has to devote particular attention to risks, so that he can introduce the necessary countermeasures to safeguard the future of the company. At Lufthansa as a whole, however, Kley believes that the opportunities far outweigh the risks.

Four-point programme

Lufthansa, he says, benefits from the very fact that its home base Germany is still the largest economy in the EU. Germany's export industry generates a high volume of business and cargo traffic – including air traffic. Germany's exceptionally successful trade fair and congress business, the business traffic generated by internationally active German corporations as well as the large medium-sized companies – all that coupled with Germany's infrastructure, which compares very well with that of other countries, has a favourable impact on Lufthansa's growth prospects.

Following the industry crisis in the wake of 11 September 2001, Lufthansa adopted a multi-pronged approach. Kley's immediate concern was to adapt Lufthansa's strategy to the requirements of the day. Secondly, Lufthansa had to be strengthened financially "to make it crisis-resistant and at the same time to enable it to pursue a growth course on the back of existing opportunities". Thirdly, costs had to be reduced "throughout the entire air transport system" and, finally, growth had to be organised.

Controlling processes

Since 2001, as part of the reappraisal of its strategy, Lufthansa has divested more than €2bn - sometimes with slightly more media coverage, sometimes with slightly less". Most recently, the company realised a book profit of €100 million from the sale of its stake in the Loyalty Partner Payback bonus card system. Furthermore, Kley says, the strategy is focused more strongly on the requirements of the passenger business. The essential thing, he stresses, is that as an airline – as the case of British Airways and the strike by Gate Gourmet staff has demonstrated – you control the catering process at your hubs, "naturally always at competitive costs." You don't need to have a catering centre in Omaha/Nebraska, Kley adds.

The same applies to MRO. Here Lufthansa has competitive advantages. Its stake in Terminal 2 in Munich also has enabled the airline to actively shape and optimise

processes. On the other hand, Lufthansa has scaled down its acquisitions considerably since 2001.

Lufthansa has taken firm action to tackle sources of loss within the company. During dramatic restructuring phases, as for example at Thomas Cook and LSG Sky Chefs, the focus is foremost on securing liquidity, then profitability. When that succeeds, the next item on the agenda is increasing profitability, Kley explains. Once profitability is put on a sustainable basis, you can start talking about growth. "But we are not expanding in order to be profitable. Rather we are profitable so that we can expand." Today Thomas Cook has a stable liquidity base, and is more concerned with profitability. "Thomas Cook has emerged from the restructuring phase," Kley says.

LSG will complete the "liquidity before profitability" phase this year, and will then be steadily geared towards achieving profitability. Recently Swiss has also had to place priority on securing liquidity, which meant that fuel hedging and similar measures were not possible. But now Swiss is also focusing on profitability. "At an airline that just takes a bit longer than it does with a telecommunications company," Kley explains. The cash flows are not as high, but consequently capital intensity is higher, and processes are more complex."

Financial boost
Securing liquidity was accorded the highest priority after 2001, Kley explains, because in the wake of the terrorist attacks the capital market was closed to airlines for almost six months. Lufthansa then set about improving its capital structure. It is aiming to obtain a gearing in the range of 40 and 60 per cent and an equity ratio of 30 per cent. "You can't achieve that overnight either, but we will achieve these targets." In order to strengthen the company's position long term, pension obligations are being outsourced over a period of ten years. "Here, too, we are making very good progress," Kley attests. The capital increase last year is also part of this package to strengthen the company's financial base.

As regards the third point, cost reduction, the first step was for Lufthansa to get its own house in order, as well as to demand contributions from its industry partners, such as air traffic control and airport operators. With regard to the hub carrier model, the system in Germany is competing with the Paris system and the Dubai system. In order to withstand the competition, punctuality and fast transit times, service quality etc, must be just right. That is why everything at the infrastructure/operator interface must function seamlessly. "The interplay of these different components will determine the future of German air transport."

Costs are an ongoing concern
Lufthansa had been simply forced to reduce costs because of the competitive environment. "Cost management remains an ongoing issue." As far as staffing is concerned, in principle nobody will earn less than before, but "we must lower unit costs and raise efficiency". Kley is working on the assumption that the staff will go along with this, but the necessary long-term plateau has not yet been reached. "We are not doing this just for fun," Kley stresses.

Lufthansa is the world's leading airline in terms of international traffic. At present alliances are not so much in the forefront, but the Star Alliance grouped around Lufthansa remains the largest alliance, Kley says. The underlying conditions for

Lufthansa's growth are therefore good. "We are working on opening up new markets, by operating flights ourselves, in partnership with others or through acquisitions."

After the take-over of Swiss, Lufthansa first has to deliver the results it has promised. "We are well on the way to doing so," he says. Kley is convinced that this is the right model for shaping the future of Europe's air transport industry. Despite the continued existence of different cultures in a company, it is possible to harness even more synergies than in an alliance, he adds. The Lufthansa concept spreads the offering for specific customer groups. "In the long run, we will be the only airline along with BA offering First Class worldwide." Basically, all the individual measures revolve around the same question: "How can we organise growth with an increasingly globally active clientele?"

"In my view, it is only a matter of time until this new development is not only seen but also honoured by the stock exchange." Kley admits the capital increase last year was not so well received, particularly by Anglo-Saxon investors. But there too, the fears are now widespread that Lufthansa is on the brink of an over-hasty, too expensive expansion. Even critical investors are focusing increasingly on the fact that Lufthansa is concerned with financing long-term, sustainable growth and realigning its strategy.

A good buying opportunity
"Of course we cannot detach ourselves from the general trend on the stock exchange, but we will iron out our under-performance of recent years." In any event, Lufthansa's Chief Financial Officer Dr. Karl-Ludwig Kley believes that the airline's share price will improve. This autumn he, for one, will take part in the share option programme in which Lufthansa expects participants to invest a substantial amount of their own money. "In my view, the current share prices still represent a good buying opportunity," he concludes.

And here is the translation of the additional German interview by Peter Olsen, published in the same issue

US investors show revived interest

Lufthansa aiming for stable positive results – No plans to spin off IT Systems – Reticence regarding investments

Herr Kley, you emphasise the opportunities facing Lufthansa. But isn't the environment in which you are operating very difficult?
Kley: Of course, there are risks. The oil price is a huge issue, as is competition from our rivals such as Emirates or the low-cost carriers. That also means that we have to respond. But simply to focus on the risks would, in my opinion, be taking too narrow a view. It is too easy to overlook the fact that although Lufthansa is involved in many issues simultaneously, they are all part of a business model which is, admittedly, very complex. That is why our responses cannot always be so simple.

A Goldman Sachs study was not convinced by your strategy.
Kley: The study is based on the wrong premises. The implication is that we are standing still in a competitive environment, while everyone else is being active. The study also says that we are growing disproportionately, although in terms of capacity

growth for 2005 and 2006 we are actually below the market. The study simply underestimates Lufthansa's capabilities.

But the fact is that international investors have deserted Lufthansa. Has there been any change?
Kley: For the first time for a couple of years I have noted a high level of interest on the part of US investors. That is why I am planning a longer stay in America during the forthcoming road show in the autumn. In the past few years we have had to do a lot of homework, and then in the midst of all that we had to place the capital increase. Initially, that pushed the share price down. But now investors can see that we have achieved our short-term goal of stabilising our results. The decisive factor now is that we deliver positive results in the long term. Then we will once again see an increase in the number of share purchase orders we receive from abroad.

After Swiss will you be having any further talks with other European airlines?
Kley: No. The takeover of Swiss is a really revolutionary step in the history of European aviation. Swiss' customers and Swiss politicians want to feel that their confidence in Lufthansa is justified. That is the first thing we are setting out to prove.

Are there any disinvestments in the pipeline? Are you going to hold on to IT Systems?
Kley: I don't know where all these rumours come from that we are planning to divest our IT activities. Of course we regularly receive enquiries from interested parties. But we immediately send out a letter declining the offer. It has almost become a standard letter. What we are talking about here is highly specialised branch of IT, where there are few alternatives. Selling off our IT activities would generate short-term gains, but in the long term would leave Lufthansa at the mercy of the prices dictated by suppliers.

Do you still really need LSG inflight catering outside your hubs in Europe?
Kley: For our passenger business in the United States, for example, it is not absolutely essential. The key question for us, however, is how can we best increase the value of the company for Lufthansa shareholders. And here we have reached the clear conclusion that we must first restructure our business. Once we have done that, we will consider the next step. But that is not currently on the agenda.

Do you really need an equity ratio of 30 per cent?
Kley: We live in a country in which the state, quite rightly, has no intention of providing us with substitutes for equity capital. That means that we have to fend for ourselves. If, like us, you are aiming for sustainability, then the purpose of the exercise cannot be to maximise leverage in order to achieve the highest possible return on equity. We operate in a volatile and risky industry in which it is not wise to sail too close to the wind. Compared with other capital-intensive industries, a 30 per cent equity ratio is anything but exaggerated. It only seems so high because most other airlines have much lower equity ratios.

But there are doubts as to whether a company can earn its cost of capital in the aviation industry.
Kley: We always aim to earn our cost of capital right throughout the business cycle. Up until 2001 we managed to do that well. And after that, even without capital gains we would have succeeded in doing so, had we not had to fund the restructuring of

Thomas Cook and LSG Sky Chefs. Certainly, the volatility of our business is such that we cannot earn the cost of capital every single year. That is why it is always important for investors to take the plunge at the right time.

So now is the right time, and are the hedge funds there too?
Kley: We always have hedge funds within our circle of shareholders. They probably hold between 20 and 30 per cent. That corresponds roughly to the percentage in other DAX-listed companies.

Will you participate in the privatisation of German air traffic control?
Kley: We are interested in participating, but we will only do so jointly with other airlines and airport operators.

What is your current financial situation?
Kley: At the moment we are very reticent as regards investments. As a result, we have generated free cash flow since 2001. That means we currently have greater financial flexibility than we allow for in our scenarios. Next year debt repayments totalling more than one billion euros are due, and we will finance most of that amount from our cash flow. When the first A380 is delivered we will have a major financing requirement, which we will meet from the proceeds of the capital increase and with outside capital. The exact method of financing has not yet been decided, particularly as there is not yet a market for used aircraft for the A380 and there are no reliable residual value scenarios. But we want to maintain our investment grade rating.

Lufthansa now publishes the individual remuneration of Executive Board members. Has that had a major impact on your life?
Kley: My life has not changed fundamentally. However, my family and I are often asked about this issue, even in a private setting, where it is really out of place. That was not the case beforehand. Apart from that, an absurdity remains an absurdity, even if it is enshrined in law. I think it was a mistake for the government to intervene in the code of self-regulation and make it legal requirement for companies to publish directors' remuneration. By doing so it did the instrument of self-regulation a disservice.

How do you assess the work of the Cromme Commission?
Kley: Overall, the Corporate Governance Commission has done very good work. It was also urgently needed. However, increasingly, we are seeing the start of a phase of introducing very bureaucratic rules that get us nowhere. Would it not be better to stand up and say: the commission has achieved its aim and will now be disbanded? We will re-examine the situation in a few years' time. In practical terms, many of us would find that a great help.

When will the high oil prices lead to a bloodbath among the airlines?
Kley: I am assuming that high oil prices are here to stay. Under normal circumstances, a whole number of airlines would have to bow out. But there is too much interest in allowing as many as possible to continue flying. If the oil price remains at its present level, then there will not be a brutal bloodbath. Rather we will see a slow decline, with no hope of recovery. Quite a few airlines will be affected.

The interview was conducted by Peter Olsen and was published in the *Börsen-Zeitung* on 5 October 2005.

The Share Shareholders' structure

78.2 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 423,400 shareholders are recorded in Lufthansa's shareholders' register. Around 31.3 per cent of Lufthansa's share capital is held by private stock owners, about 68.7 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 78.2 per cent of Lufthansa share capital at 30 September 2005. Second with 4.5 per cent were shareholders from Belgium followed by investors from the USA with 4.1 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure	
Free float	91.4 %
MGL Münchener Gesellschaft für Luftfahrtwerte mbH	8.6 %
Shareholder structure by nationality	
Germany	78.2 %
Belgium	4.5 %
USA	4.1 %
Great Britain	3.7 %
Switzerland	2.9 %
Luxembourg	2.9 %
Other (141 countries)	3.7 %



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Up to date
- Investor Info October: 08 November 2005
- 3rd Interim Report: 10 November 2005
- 53rd Annual General Me 17 May 2006
- Financial Calendar

Downloads
- Presentations, Financial as PDF-files

Shareholder Service
Information and services Shareholders. More...

Additional topics
- SWISS
Information on integratio
- 50 Years Lufthansa

Additional informatio
- Annual Report 2004
- 1st Interim Report Janua
- Summary of 52nd Annu Meeting
- Adhoc-Releases
- News
- Group Reports
- Monthly Reports
- Articles of Association
- Employee bonus shares performance programme
- Lufthansa Share include sustainability

Group Companies
Please select...

7 October 2005

Lufthansa

Miles & More becomes new frequent flyer programme of SWISS

The Swiss TravelClub is to be transferred to Miles & More, Europe's leading frequent flyer programme, on April 1, 2006. The new arrangement will offer SWISS customers an even wider range of airlines and further partner companies with whom to collect their miles and redeem them for awards. Swiss TravelClub mileage balances will be transferred one-for-one to Miles & More, and Swiss TravelClub Silver and Gold status will be recognised in the new programme.

Swiss TravelClub members will receive a personal invitation this month to join the Miles & More programme. Once they have agreed to do so, all their Swiss TravelClub miles will be transferred one-for-one to Miles & More on April 1, 2006. Swiss TravelClub Silver and Gold status will also be recognised in the new programme: Swiss TravelClub Silver members will become Miles & More Frequent Travellers, while Swiss TravelClub Gold customers will be awarded Miles & More Senator status. All the miles transferred will be valid for a further three years, and any status awarded will remain valid for a two-year period.

SWISS will represent Miles & More in Switzerland, and will be responsible for the care and assistance of all the programme's Swiss-based members and partners. The new customer cards will be issued to members in the first quarter of 2006, enabling the transfer to be effected with the start of the 2006 summer schedules. Swiss TravelClub members can continue to collect and spend their Swiss TravelClub miles until March 31, 2006.

Basle/Frankfurt, 6 October 2005

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6 October 2005

Lufthansa

New pay structure to secure competitiveness

Lufthansa and ver.di reach accord on new remuneration system for ground staff – agreement on job security

Lufthansa and the ver.di public service workers union have today reached an agreement that will secure the jobs of 12,000 ground staff employed by Deutsche Lufthansa AG and seven further Group companies. The new pay structure will thus go into effect on 1 December.

In future there will only be ten pay groups instead of the former 17. The final salary in the individual groups will be lowered and salary progression will be geared more to the qualifications and professional development of the individual employee. The important factor is that no member of staff will have to accept a cut in pay. However, the future salary progression may change in some cases. The previous system, which is more than 30 years old, was based on the public services sector and is no longer in tune with the changed demands of the industry.

In addition, Lufthansa will hold talks with ver.di on the content of a performance-related contract, which will specify bonus payments for employees who attain above-average performance.

Lufthansa has pledged to prolong protection against compulsory redundancy until 31 March 2009. Furthermore, no regional Lufthansa stations will be shut down before 31 December 2006. A clause permitting flexible responses, such as a reduction in weekly working hours in the event of an economic crisis, has also been extended.

Deutsche Lufthansa AG
Corporate Communications
Michael Göntgens
Phone +49 69 696 – 67338 / - 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, 6 October 2005

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6 October 2005-2

Lufthansa

"LH-Performance" again best DAX-30 stock option programme

In its latest study conducted in autumn 2005, Union Investment - one of Germany's leading fund management companies - has again voted "LH-Performance" the best stock option scheme of all the 30 blue-chip companies listed in the German DAX index. "The airline's programme is impressive because beneficiaries have to invest a high percentage of their own money in each share option. Also, they only receive a bonus if the Lufthansa share outperforms a benchmark index composed of the company's seven most important rivals," Union Investment says in a press release. The scheme is open to members of the Executive Board and senior managers within the Lufthansa Group. Of the 30 DAX-listed companies, 22 have a stock-linked compensation plan.

Union Investment first examined the share option programmes of the DAX-30 companies in 2002. The programmes are measured in terms of ambitious minimum return targets, additional own investments, programme scope, inclusion in the balance sheet as well as other factors such as duration, caps on maximum value and transparency. Since the introduction of the study, "LH-Performance" has been ranked as the best stock option scheme.

Cologne, 6 October 2005

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4 October 2005

Lufthansa

Lufthansa Cargo raises fuel surcharge to 0.55 Euro/kg

Fuel Price Index exceeds threshold marks again

Lufthansa Cargo is raising its fuel surcharge, effective 17 October 2005, from 0.50 to 0.55 euro cents per kilo of actual freight weight. The increase is due to the steady rise in fuel prices.

In response to the record fuel prices in recent months, Lufthansa Cargo is adjusting its methodology by adding two new threshold limits to the Fuel Price Index. This reflects the average prices paid for kerosene on the world's five most important spot markets. Once the index exceeds a further threshold for two consecutive weeks, the logistics services provider in the Lufthansa Group adjusts the fuel surcharge accordingly upwards.

Further details and updates on the Fuel Price Index are available on our website:
www.lufthansa-cargo.com/Info Center/Fuel Price Index.

Lufthansa Cargo AG
Corporate Communications
Tel. +49 69-696-91123
Fax +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Frankfurt, 4 October 2005

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News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, September 30 2005

Lufthansa sells stake in Loyalty Partner

Lufthansa Commercial Holding GmbH, a wholly-owned subsidiary of Deutsche Lufthansa AG, is selling its 52.6 per cent stake in Loyalty Partner GmbH to the British private equity company Palamon Capital Partners. This disposal is yet another step from Lufthansa in concentrating on its core competences. Lufthansa will realise a book profit from the sale of around 100 million euros in the third quarter 2005.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Tel: +49 69 696 - 90997, Fax +49 69 696 - 90990,
e-mail: investor.relations@dlh.de

September 30, 2005

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27 September 2005

Lufthansa

Fraport and Lufthansa Sign New Service Agreement: Optimizing Competitiveness and Quality of Services

Fraport AG and Deutsche Lufthansa signed a new five-year service contract today at Frankfurt Airport. This will ensure continuation of the longstanding cooperation between the two companies, when the existing 10-year handling contract at the airline's Frankfurt home base expires at the end of December.

In long and tough negotiations, Fraport and Lufthansa reached an agreement of improved processing and modified service-packages that leads to reductions of double-digit millions of Euro per year for Lufthansa. This is possible due to the close cooperation of both companies and the unique hub-system at Frankfurt. Fraport AG handles more than 350 Lufthansa flights daily at Frankfurt -- thus carrying a considerable responsibility for the reliability and punctuality of Lufthansa's flight operations at its Frankfurt hub. About 3,000 specialists of Fraport's 5,500 strong ground services team handle Lufthansa flight operations on the ground.

Planning reliability for another five years is particularly important for Lufthansa as well as Fraport. "We consider this agreement, which has just been inked with our main customer, to be a challenge for continuously optimizing the handling services that we perform daily for aircraft on the ramp," explained Fraport's executive board chairman Dr. Wilhelm Bender.

This service agreement covers aircraft of Lufthansa, Lufthansa Cargo, and Lufthansa's regional partner airlines as well as Condor.

Frankfurt, 27 September 2005

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21 September 2005

Lufthansa

Thomas Cook AG: Result further improved

Rise in customer numbers and sales - Ongoing focus on cost reduction - Substantial earnings in current financial year expected

In the first nine months of the 2004/2005 financial year (1 November 2004 - 31 July 2005) Thomas Cook AG increased its consolidated revenue by 1.5% to 4.9 billion euros. 7.3 million customers purchased a leisure travel product from Thomas Cook AG during this period, a rise of 0.5 per cent over the same period last year.
The focus continued to lie on the company's cost-cutting activities in the third quarter. In the first nine months expenses for hotel and transport services were down on the comparable period of the previous year. However, large increases in the price of kerosene resulted in a total rise in expenses for leisure travel services of 1.7 per cent. The gross profit margin fell by 0.2 percentage points to 23.6 per cent. The company was able to reduce its operating expenses by 4.3 per cent, equating to reductions in excess of 60 million euros.
Earnings before taxes (EBT) improved by 215.5 million euros over the comparable period of the previous year. At the end of the third quarter, EBT still stands at minus 71.2 million euros though, due to the high seasonal losses generated in the previous winter half-year.
In view of the current bookings situation and the progress made in reducing operating expenses, Thomas Cook AG's management board expects, for the first time since four years, to report a substantial profit both before and after taxes at the end of this current financial period.

Restructuring programme successfully completed
"Thomas Cook AG's restructuring programme is to all intents and purposes complete." This was the comment made by Wolfgang Beeser, chairman of the board and CEO of Thomas Cook AG, at the company's presentation of its business results for the third quarter of the current 2004/2005 financial year. "As far as our tour operators, sales organisations and group headquarters are concerned all relevant measures have been implemented and are making an impact on earnings. At Condor, around two thirds of the targeted savings have been made. As for the remaining third, the necessary measures have been implemented and will impact on company results in the course of the next twelve months. Our activities at Condor are running perfectly to schedule."

Oberursel, 21 September 2005

Here you will find the complete press releases of Thomas Cook:

Thomas Cook AG in the first nine Months of the 2004/2005 Financial Year (pdf)

Restructuring programme successfully completed (pdf)

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20 September 2005

Lufthansa

Lufthansa strengthens decentralised European traffic

Upgrade of "Future European Operations" programme with enhanced operational functions

Lufthansa is strengthening its competitiveness in decentralised European traffic – on routes which do not pass through the Frankfurt, Munich and Zurich hubs – and bundling responsibilities and resources. The successful "Future European Operations" programme is to be expanded through addition of major operational functions and integrated in a new organisational unit from 1 October 2005. Responsibility for the new unit will be assumed by Dr. Christoph Klingenberg, who has been in charge of the "Future European Operations" programme since 2003.

Along similar lines to the hub management organisations established at the Frankfurt and Munich hubs last year, responsibility for strategic and infrastructure development as well as ground processes, procurement of airport services and business processes at the eleven other German stations will be invested in the new organisational unit. This expanded unit will simultaneously overview operative and commercial management of regional airline partners in Lufthansa's regional carrier network.

The "Future European Operations" is a pivotal element in the Lufthansa Action Plan, which is designed to improve Group results by a total 1.2 billion euros by the end of 2006.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz/Katrin Haase
Tel. +49 69 / 696 – 51014/ –96006
Fax +49 69 / 696 – 95428
http://media.lufthansa.com

Frankfurt, 19 September 2005

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16 September 2005

Lufthansa

Lufthansa winter timetable 2005/06: New destinations in eastern Europe

lNew: Donetsk and Dnipropetrovsk in Ukraine; Munich – Strasbourg; Six attractive European routes non-stop from Hamburg

The final Sunday in October is just around the corner and thus not only the time to put the clocks forward from summer to winter time: Lufthansa's winter timetable also comes into force on 30th October. Up to the end of March 2006, Lufthansa aircraft will take off almost 13,000 times a week worldwide and take passengers to 181 destinations in 76 countries. Together with the codeshare partners more than 26,000 weekly flights to 411 destinations in 96 countries are on the winter timetable. According to the current planning, that means an extension of Lufthansa's offer of five to six percent in continental traffic – achieved through better utilization of capacity and a simultaneous reduction in the continental fleet. The offer on intercontinental routes will remain stable.

Frankfurt: as of 30 October to Dnipropetrovsk in Ukraine
Lufthansa is further extending its connections with the growth market of Eastern Europe. As of October 30th, with Dnipropetrovsk, one of the most important industrial cities in Ukraine will be linked with the worldwide Lufthansa route network with six weekly flights.
The previous seven weekly flights from Frankfurt to Sofia in Bulgaria will be doubled to 14 flights per week. In addition, flights to the Indian IT centre of Bangalore as well as to Cape Town, South Africa, will feature daily on the flight schedule in future. Previously there were three flights to Cape Town and five to Bangalore each week.

Munich: best connection to Strasbourg
A new feature of the Lufthansa timetable is the service between Munich and the European city of Strasbourg. The eleven weekly flights will be adapted to Lufthansa's offer of flights to and from Munich so that also members of the European Parliament will have optimal connections to their destination countries.
Another new destination in Ukraine will also be offered from the Munich hub: since 9th September, Lufthansa has already been flying six times a week to flown to Donetsk, a city with over a million inhabitants, and is thus the first Western airline to serve this industrial centre in Eastern Ukraine.
In the long-haul traffic from Munich, travellers can look forward to a daily flight to Delhi (previously three weekly flights) and anyone wishing to travel to Hong Kong will have a choice of five weekly flights (previously three). To some destinations, there will be seasonal adjustments to match demand: the three weekly flights to Teheran, for example, will be completely removed from the winter timetable, on the other hand, seven weekly flights will be available to Dubai.

Hamburg: non-stop to six new European destinations
Budapest, Gothenburg, Madrid, Nice, Prague and Rome are the new non-stop destinations from Hamburg. The attractive city travel destinations will be served as of 15 October, with six flights a week to Gothenburg, seven to Madrid, Nice and Rome, as well as twelve to Budapest and Prague.

Düsseldorf: new connections to Basle, Belgrade and Sofia
New connections complete the offer from North Rhine-Westphalia: With eleven weekly flights the Düsseldorf - Basle link will be a new addition, and there will be six flights a week to Belgrade and Sofia.

Neighbourhood traffic Germany - Switzerland: coordinated frequent services
As of the winter timetable, passengers will also benefit from coordinated Lufthansa and SWISS flight schedules between Germany and Switzerland and better links with the hubs in Frankfurt, Munich and Zurich. All flights of the two airlines between the countries will be flown as codeshare services and are coordinated in terms of times in such a way that travellers have a wide choice of flight connections throughout the day.

Deutsche Lufthansa AG

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15 September 2005

Lufthansa

Lufthansa adjusts fuel surcharge

Increase of 3 euros on continental routes and 15 euros on intercontinental flights

In response to the latest record levels of oil prices in the wake of the hurricane "Katrina", Lufthansa is responding to the drastically increased prices and adjusting its fuel surcharges. For domestic German and inner-European flight tickets the surcharge as of sales date 26 September will be 12 euros per flight leg, for long-haul routes 52 euros per flight leg. That represents increases of 3 and 15 euros respectively. The previous surcharge will apply to all tickets issued on or before 26 September.

Thanks to its forward-looking fuel-hedging policy and its modern, fuel-efficient fleet, Lufthansa is in a relatively good position compared to its competitors. However, the steadily increasing price for oil is continuing to exert pressure on the airline's expenditure. Lufthansa continuously monitors oil prices and will apply the latest surcharge until the price of aircraft fuel on the spot markets has once again settled at a stable level.

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 696 – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, 15 September 2005

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